UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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15048638

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 WASH., D.C. 194

SEC FILE NUMBER
8 – 51653

*AD 3/12

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

AMERICAFIRST SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8150 SIERRA COLLEGE BLVD, SUITE 290
(No. And Street)

ROCKVILLE, (City) CA (State) 95661 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT G. ROACH, JR. (916) 757-6862
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name)*

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SD 3/10/15

OATH OR AFFIRMATION

I, ROBERT G. ROACH, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAFIRST SECURITIES, INC., as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHARON NELSON
COMM. # 1967183
NOTARY PUBLIC - CALIFORNIA
PLACER COUNTY
COMM. EXPIRES FEB. 18, 2016

Robert G. Roach

Signature

Principal, CFO, & CCO

Title

Sharon Nelson

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAFIRST SECURITIES, INC.

(F/K/A PLAN PROFESSIONALS, LIMITED)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
AmericaFirst Securities, Inc.:

We have audited the accompanying statement of financial condition of AmericaFirst Securities, Inc. (the "Company") as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The financial statement is the responsibility of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

Auditor's Responsibility

We conducted our audit in accordance with auditing standards promulgated by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of AmericaFirst Securities, Inc. as of December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 27, 2015

AMERICAFIRST SECURITIES, INC.
(F/K/A PLAN PROFESSIONALS, LIMITED)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

ASSETS

Cash	$	88,851
Related Party Receivable		35,436
TOTAL ASSETS	$	124,287

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accrued expenses and other liabilities	$	66,882
Shareholder's equity		57,405
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	124,287

The accompanying notes are an integral part of these financial statements.

AMERICAFIRST SECURITIES, INC.
(F/K/A PLAN PROFESSIONALS, LIMITED)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 1. ORGANIZATION AND OPERATIONS

AmericaFirst Securities, Inc. (f/k/a Plan Professionals, Limited) (the "Company") is a Kansas corporation incorporated in February 1999. The Company changed its name in April 2012 to AmericaFirst Securities, Inc. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company's business services include providing underwriting, retailing and related services on behalf of affiliated mutual fund and unit investment trust companies. The Company also provides brokerage services for affiliated and retail accounts. The Company operates from its headquarters in Roseville, California.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

Depreciation and Amortization

The Company computes depreciation and amortization using various methods based on the estimated useful life of the assets.

Fair Value Measurement – Definition and Hierarchy

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1- Valuations based on quoted prices available in active markets for identical investments.
Level 2- Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3- Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement – Definition and Hierarchy (continued)

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

FASB ASC 820, *Fair Value Measurement* has no material effect on these financial statements.

Income Taxes

The Company did not make a provision for regular federal income or state and local taxes as a result of net operating loss carryforwards. The Company has net operating loss carryforwards for federal tax purposes of approximately $213,000 expiring in 2033. The Company also has net operating loss carryforwards for state and local tax purposes of approximately $212,000 expiring in 2033. At December 31, 2014, the Company has a gross deferred tax asset of approximately $85,000 relating to these net operating losses. The Company has recognized a valuation allowance to offset the entire deferred tax asset.

The entire provision included in the statement of operations consists of the state and local income taxes. The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2013, 2012 and 2011.

NOTE 3. NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule. This rule requires that the Company maintain minimum net capital, as defined, or 6 2/3% of aggregate indebtedness, whichever is greater. As of December 31, 2014, the Company had net capital of $21,969 which represented an excess of $16,969 from the minimum requirement of $5,000. The Company's aggregate debt to net capital ratio was 3.04 to 1. The Company was in net capital violation during 2014 until the beginning of the fourth quarter.

NOTE 4. RELATED PARTY TRANSACTIONS

During 2014, the Company received income of $411,559 derived from AmericaFirst Quantitative Funds, an affiliated mutual fund family, for providing marketing related support services. At December 31, 2014, the Company had a $35,436 receivable due from the AmericaFirst Quantitative Funds distributor. The Company also incurred and paid expenses of $161,322 to its affiliates: AmericaFirst Capital Management, LLC, AmericaFirst Quantitative Funds and AmericaFirst Quantitative Trust. The Company, AmericaFirst Capital Management, AmericaFirst Quantitative Funds and AmericaFirst Quantitative Trust are related parties.

NOTE 5. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2014 or during the year then ended.

NOTE 6. GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2014 or during the year then ended.

AMERICAFIRST SECURITIES, INC.
(F/K/A PLAN PROFESSIONALS, LIMITED)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2014
(continued)

NOTE 7. SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.